Exhibit 2.1

ASSET PURCHASE AGREEMENT

among

Key Energy Drilling, Inc.

Key Energy Drilling beneficial, L.P.

Key rocky mountain, inc.

Key four corners, inc.

and

Key Energy Services, Inc.

and

Patterson-UTI Drilling Company LP, LLLP

and

Patterson-UTI Energy, Inc.

Dated as of December 7, 2004

i

ii

ASSET PURCHASE AGREEMENT

     THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 7, 2004, among Key Energy Drilling, Inc., a Delaware corporation (“Key Drilling”), Key Energy Drilling Beneficial, L.P., a Texas limited partnership (“Key Drilling L.P.”), Key Four Corners, Inc., a Delaware corporation (“Key Four Corners”) and Key Rocky Mountain, Inc., a Delaware corporation (“Key Rocky Mountain”, and together with Key Drilling, Key Four Corners and Key Rocky Mountain, the “Sellers”), Key Energy Services, Inc., a Maryland corporation (“Parent”) and Patterson-UTI Drilling Company LP, LLLP, a Delaware limited liability limited partnership (“Buyer”) and Patterson-UTI Energy, Inc., a Delaware corporation (“Patterson”).

     WHEREAS, Key Drilling, Key Four Corners and Key Rocky Mountain are the record owners of the Assets (defined below) being sold to the Buyer pursuant to this Agreement; and

     WHEREAS, Key Drilling L.P. is the beneficial owner of the Assets owned by Key Drilling being sold to the Buyer pursuant to this Agreement; and

     WHEREAS, Parent directly or indirectly owns all of the equity of the Sellers; and

     WHEREAS, Patterson directly or indirectly owns all of the equity of Buyer; and

     WHEREAS, the Sellers desire to sell to Buyer, and Buyer desires to purchase from the Sellers, the Assets.

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE OF ASSETS

     1.1 Purchase and Sale of the Assets. Subject to the terms and conditions set forth in this Agreement, the Sellers agree to sell, convey, transfer, assign and deliver to the Buyer the following assets of the Sellers (all of such assets being sold hereunder are referred to collectively herein as the “Assets”):

(a)	the real property and real property leases described on Schedule 1.1(a) hereto (the “Real Property”);

(b)	the tangible personal property of the Sellers (such as land drilling rigs, drilling components, engines, machinery, spare parts, trucks, transport trailers and equipment associated with any of the foregoing) described on Schedule 1.1(b) hereto;

(c)	all supplies and other inventory of the Sellers used or held for use in connection with the operation of the property described in Section 1.1(b);

(d)	those contracts, contract rights, obligations and agreements of the Sellers relating to the Assets listed on Schedule 1.1(d) hereto (collectively, the “Purchased Contracts”);

     1.2 Purchase Price. As consideration for the sale of the Assets and for the other covenants and agreements of the Sellers contained herein, the Buyer agrees to pay to the Sellers, on the Closing Date (defined below), an aggregate purchase price of $62,000,000, subject to adjustment as provided in Section 1.8 (the “Purchase Price”), in immediately available funds to accounts designated by the Sellers.

     1.3 Liabilities. Effective on the Closing Date, the Buyer shall assume (i) those, and only those, liabilities and obligations of the Sellers to be performed by Sellers under the Purchased Contracts after the Closing Date; (ii) any liabilities or obligations asserted by any person relating to the condition or the operation of the Assets after the Closing Date; (iii) any liabilities or obligations asserted by any person after the Closing Date relating to the condition of the Real Property (the “Assumed Liabilities”); provided, however, that the Assumed Liabilities shall not include any liability or obligations of Sellers required to be performed after the Closing date arising out of any breach by Sellers of the terms of the Purchased Contracts or any defect, breach of warranty, negligence or other deficiency with respect to matters performed or required to be performed under the Purchased Contracts on or prior to the Closing Date. The Sellers shall be responsible for any and all liabilities and obligations of the Sellers other than the Assumed Liabilities. All of the Sellers’ liabilities other than the Assumed Liabilities are referred to herein as the “Retained Liabilities” and include, without limitation, (i) any obligations arising on or before Closing Date from the Sellers’ employment of any employee, independent contractor, consultant, agent or advisor, and any bonus (other than the Retention Bonuses referred to below), retirement, severance, job security or similar benefit related thereto; (ii) any failure to pay any Taxes (as defined in Section 2.1.3) owed by the Sellers that are applicable to the period ending with the Closing Date; and (iii) any liabilities or obligations relating to the condition or the operation of the Assets on or before the Closing Date (other than liabilities or obligations included in Assumed Liabilities pursuant to clause (iii) above). Notwithstanding clause (i) of the preceding sentence, the Buyer shall pay the retention bonuses (the “Retention Bonuses”) to those persons named on Schedule 1.3 who are hired by the Buyer in the amount set forth opposite such individual’s name.

     1.4 Assumption of Risk by Buyer/Dayrates. Buyer specifically assumes all risk of death, injury, loss or damage to Buyer or any other party arising from or relating to the use, condition or operation of the Assets after the Closing Date. Dayrates and other benefits earned as well as costs incurred on the Purchased Contracts on or before the Closing Date (whether or not invoiced or billed as of the Closing Date) shall be for the benefit and account of Sellers and dayrates and other benefits earned as well as costs incurred on the Purchased Contracts after the Closing Date shall be for the benefit and account of the Buyer; any payments or other consideration received on the Purchased Contracts by Sellers or Buyer shall be divided between Seller and Buyer according to these principles.

     1.5 Closing. Consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Porter & Hedges, L.L.P., 700 Louisiana Street,

Houston, Texas 77002, within three business days after all of the conditions at closing set forth in Article 4 have been satisfied or waived in accordance with Section 5.4 (the “Closing Date”).

     1.6 Closing Deliveries.

            1.6.1 Deliveries of the Seller. At the Closing, in addition to the conveyance of the Assets from the Sellers to the Buyer in exchange for the Purchase Price, the Sellers will deliver or cause to be delivered to the Buyer:

     1.6.1.1 Any assignment and bill of sale or deed necessary to effectively transfer record and beneficial ownership of the Assets to the Buyer;

     1.6.1.2 All required certificates and documents of title (other than the Undelivered Certificates of Title (defined below)) relating to the Assets being purchased by the Buyer duly executed and endorsed for transfer to the Buyer;

     1.6.1.3 Releases of all liens to which any of the Assets were subject before the Closing;

     1.6.1.4 All written consents required to be delivered pursuant to Section 2.1.9 or otherwise;

     1.6.1.5 All other deliveries required to be delivered by the Sellers to the Buyer pursuant to Article 4 here;

     1.6.1.6 Evidence reasonably satisfactory to Buyer as to the termination of the leases as required by Section 6.8; and

     1.6.1.7 All other deliveries reasonably requested by the Buyer to be delivered by the Sellers.

            1.6.2 Deliveries of the Buyer. At the Closing the Buyer will deliver or cause to be delivered to the Seller:

     1.6.2.1 The Purchase Price;

     1.6.2.2 All deliveries required to be delivered by the Buyer to the Sellers pursuant to Article 4 of this Agreement; and

     1.6.2.3 All other deliveries reasonably requested by the Sellers to be delivered by the Buyer.

     1.7 Undelivered Certificates of Title. The Buyer and the Sellers acknowledge that the Sellers may be unable to deliver to the Buyer those certificates of title (the “Undelivered Certificates of Title”) identified on Schedule 1.7 hereto. The Sellers hereby agree to deliver, or cause to be delivered, to the Buyer, within 120 days from the Closing Date, the Undelivered Certificates of Title, and all lien releases, if any, in connection therewith.

     1.8 Purchase Price Adjustment. All amounts paid or payable for real estate and ad valorem taxes shall be prorated as of the Closing Date, Sellers being charged and credited for all of same up to and including the Closing Date and Buyer being charged and credited for all of same after such date. If the actual amounts to be prorated are not known as of the Closing Date, the prorations shall be made on the basis of the best evidence then available, and thereafter, when actual figures are received.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

     2.1 Representations and Warranties of Parent and the Sellers. Each of the Parent and the Sellers, jointly and severally, as of the date hereof and as of the Closing Date, represents and warrants to Buyer and Patterson as follows:

      2.1.1 Organization and Standing

     2.1.1.1 Key Drilling. Key Drilling is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has full requisite corporate power and authority to carry on its business as it is currently conducted, and to own and operate the properties currently owned and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect (as defined in Section 8.1) on the Assets.

     2.1.1.2 Key Drilling L.P. Key Drilling L.P. is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Texas, has full requisite limited partnership power and authority to carry on its business as it is currently conducted, and to own and operate the properties currently owned and operated by it, and is dully qualified or licensed to do business and is in good standing as a foreign limited partnership authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect on the Assets.

     2.1.1.3 Key Four Corners. Key Four Corners is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has full requisite corporate power and authority to carry on its business as it is currently conducted, and to own and operate the properties currently owned and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect on the Assets.

     2.1.1.4 Key Rocky Mountain. Key Rocky Mountain is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has full requisite corporate power and authority to carry on its business as it is currently conducted, and to own and operate the properties currently owned and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted by it would make such qualification or licensing necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect on the Assets.

     2.1.2 Agreement Authorized and its Effect on Other Obligations. Each of the Parent and the Sellers has the legal capacity and requisite power and authority to enter into, and perform its obligations under this Agreement. The consummation of the transactions, contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of each of the Parent and the Sellers, and this Agreement is the valid and binding obligation of each of the Parent and the Sellers, enforceable against each of the Parent and the Sellers in accordance with its terms, except as enforceability may be limited by (a) equitable principles of general applicability, or (b) bankruptcy, insolvency, reorganization, fraudulent conveyance or similar laws affecting the rights of creditors generally. The execution, delivery and performance of this Agreement by the Parent and the Sellers will not conflict with or result in a violation or breach of any term or provision of, nor constitute a default under (i) the organizational documents of any of the Parent and the Sellers; (ii) any obligation, indenture, mortgage, deed of trust, lease, contract or other agreement to which any of them is a party or by which any of them or their properties are bound or (iii) any requirement of statute, law, regulation, judgment, decree or order of any governmental authority or judicial body.

     2.1.3 Taxes. All federal, state and local income, sales, use, franchise, gross, revenue, payroll, excise, property, customs, duties and all other taxes (collectively, the “Taxes”) that apply to the ownership, use and operation of the Assets or that could in any way create a lien, charge or encumbrance on the Assets have been paid in full (other than liens, charges or encumbrances on the Assets as set forth on Schedule 2.1.3, which are being contested in good faith by Sellers) and all tax returns or reports related thereto have been filed with appropriate governmental agencies, domestic and foreign, by each of the Sellers for each period for which any such returns, reports, or estimates were due (taking into account any extensions of time to file before the date hereof). Except as disclosed on Schedule 2.1.3, no waivers of any statute of limitations executed by any of the Sellers with respect to federal income or other Taxes are in effect. Except as disclosed on Schedule 2.1.3, no income or franchise tax return of any of the Sellers have been examined by the IRS or the taxing authorities of any other jurisdiction. There are no Tax liens on any assets of any of the Sellers except for Taxes not yet currently due and at the time of Closing all Taxes shall have been paid in full except for Taxes being contested in good faith by Sellers or Taxes not yet due and payable.

     2.1.4 Title to Assets. Schedule 2.1.4 sets forth all Encumbrances on the Assets. As of the Closing Date, Sellers, collectively, will have good, indefeasible and marketable title to the Assets, free and clear of any Encumbrance. The Sellers have the absolute right to sell the Assets to the Buyer and upon consummation of the transactions contemplated hereby the Buyer will have good and marketable title to the Assets free and clear of any Encumbrances. For purposes of this Agreement the term “Encumbrances” means all liens, including tax liens, security interests, pledges, mortgages, deeds of trust, claims, rights of first refusal, options, charges, restrictions or conditions to transfer or assignment, liabilities, obligations, privileges, equities, easements, rights of way, limitations, reservations, restrictions and other encumbrances of any kind or nature.

     2.1.5 Inspection; Limitation on Warranty. Buyer has advised Sellers that Buyer inspected the Assets to Buyer’s satisfaction during November 2004. As of the date of this Agreement and as of the Closing Date, the Assets are, and will be, in the same locations as inspected (or within 50 miles thereof) and in substantially the same condition as when inspected by Buyer, subject only to reasonable wear and tear. As a material part of the consideration for this Agreement, Sellers and Buyer agree that Buyer is taking the Assets “AS IS” with any and all faults, latent and patent defects and that there is no warranty by Sellers that the Assets are fit for a particular purpose. Buyer acknowledges that it is not relying upon any representation, statement or other assertion with respect to the condition of the Assets, but is relying upon its examination of the Assets. Buyer takes the Assets under the express understanding there are no express warranties or implied warranties (except as provided in this Article 2). Except as provided in this Article 2, neither Parent nor Sellers make any guaranty, warranty or representation, express or implied, by operation of law or otherwise, as to the quality, serviceability, merchantability or condition of the Assets, or their fitness for any use or purpose.

     2.1.6 Contracts. Sellers have delivered to Buyer true, correct and complete copies of the Purchased Contracts. All of the Purchased Contracts are in full force and effect, and constitute valid and binding obligations of the Sellers. Sellers are not in default under any Purchased Contracts and to Sellers knowledge no other parties thereto are in default.

     2.1.7 Litigation. There is no claim, suit, action, or legal, administrative, arbitration, or other proceeding or governmental investigation pending, or to the knowledge of either Seller threatened, to which either of the Sellers is a party or, to the knowledge of either of the Sellers, might become a party, which affects the Assets or the transactions contemplated by this Agreement.

     2.1.8 Investigations; Litigation. Except as required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1978 and the rules and regulations promulgated thereunder (“HSR”), no investigation or review by any governmental entity with respect to any of the Parent or Sellers or any of the transactions contemplated by this Agreement is pending or, to the knowledge of any of the Parent or Sellers, threatened, nor has any governmental entity indicated to any of the Parent or Sellers an intention to conduct the same.

     2.1.9 Consents and Approvals. Except as required by HSR and set forth on Schedule 2.1.9, and subject to Section 8.6, no consent, approval or authorization of, or filing or registration with, any governmental or regulatory authority, or any other person or entity is required to be made or obtained by any of Parent or the Sellers in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

     2.1.10 Finder’s Fee. Other than as set forth in Schedule 2.1.10, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by the Sellers and their counsel directly with Buyer and its counsel, without the intervention of any other person in such manner as to give rise to any valid claim against any of the parties hereto for a brokerage commission, finder’s fee or any similar payments.

     2.1.11 Compliance With Laws. Sellers are in compliance in all material respects with all applicable laws and regulations relating to its ownership or operation of the Assets, and have not received notice of any violation (that is uncured or outstanding) of any law or regulation relating to its operation of the Assets.

     2.1.12 Solvency. Each of Parent and the Sellers are now solvent, and neither the Parent nor Sellers will be rendered insolvent by the occurrence of the transactions contemplated by this Agreement. In addition, immediately after giving effect to the consummation of the transactions contemplated by this Agreement, (i) each of the Parent and Sellers will be able to pay its debts as they become due, (ii) the property of the Parent and Sellers does not and will not constitute unreasonably small capital, and neither the Parent nor Sellers will have unreasonably small capital, and Parent and Sellers will have sufficient capital with which to conduct its business and/or to wind up its affairs and dissolve, and (iii) there will be no pending or threatened litigation or final judgments against Parent or Sellers in any action for money damages that is reasonably anticipated to be rendered at a time when, or in amounts such that, Parent or Sellers will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered). The cash available to Parent and Sellers, after taking into account all other anticipated uses of the cash of Parent and Sellers, will be sufficient to pay all such judgments promptly in accordance with their terms to the extent such judgments, if any, are in excess of available insurance proceeds. As used in this Section, (x) “insolvent” means, for any person or entity, that the sum of the present fair saleable value of its assets does not and/or will not exceed its debts and other probable liabilities, and (y) the term “debts” includes any legal liability, whether matured or unmatured, liquidated or unliquidated, absolute, fixed or contingent, disputed or undisputed or secured or unsecured.

     2.1.13 Environmental Matters. (a) To the knowledge of any of Parent or Sellers:

     2.1.13.1 There are no currently pending or threatened written notices of violations, noncompliance, or similar notifications relating to environmental or health or safety matters affecting the Real Property;

     2.1.13.2 There are no underground storage tanks or other underground containers of any kind on the Real Property;

     2.1.13.3 There are no claims, pending or threatened, by any person relating to or arising out of the environmental conditions of the Real Property and no such claims have been made or threatened in the last five years;

     2.1.13.4 There are no judgments, decrees, orders, arrangements or other agreements in any way related to the investigation, cleanup, remediation or removal of any hazardous material related to the Real Property.

     (b) Parent and Sellers have provided to Buyer copies of all environmental audits, assessments or other evaluations, if any, known to (and in the possession of) Parent or one or more Sellers and related to the Real Property.

     2.1.14 All Material Contracts. To the knowledge of Parent and Sellers, the Purchased Contracts are all of the contracts material to the ownership, operation and use of the Assets except for the contracts listed on Schedule 4.1.6.

     2.2 Representations and Warranties of Buyer and Patterson. Buyer and Patterson, jointly and severally as of the date hereof and as of the Closing Date, represent and warrant to each of the Parent and Sellers as follows:

     2.2.1 Organization and Good Standing. Buyer is a limited liability limited partnership duly organized, validly existing under the laws of the State of Delaware, has full requisite corporate power and authority to carry on its business as it is currently conducted, and to own and operate the properties currently owned and operated by it, and is duly qualified or licensed to do business and is in good standing as a foreign corporation authorized to do business in all jurisdictions in which the character of the properties owned or the nature of the business conducted by it would make such qualification or licensing necessary except where the failure to be so qualified or licensed would not have a Material Adverse Effect.

     2.2.2 Agreement Authorized and its Effect on Other Obligations. Each of the Buyer and Patterson has the legal capacity and requisite power and authority to enter into and perform its obligations under this Agreement. The consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each of the Buyer and Patterson, and this Agreement is a valid and binding obligation of each of the Buyer and Patterson enforceable against each of the Buyer and Patterson in accordance with its terms. The execution, delivery and performance of this Agreement by each of the Buyer and Patterson will not conflict with or result in a violation or breach of any term or provision of, or constitute a default under (a) the organizational documents of any of the Buyer and Patterson, (b) any obligation, indenture, mortgage, deed of trust, lease, contract or other agreement to which any of the Buyer and Patterson or any of their respective properties are bound; or (iii) any requirement of statute, law, regulation, judgment, decree or order of any governmental authority or judicial body.

     2.2.3 Investigations; Litigation. Except as required by HSR, no investigation or review by any governmental entity with respect to Buyer in connection with any of the transactions contemplated by this Agreement is pending or, to the best of Buyer’s knowledge, threatened, nor has any governmental entity indicated to Buyer an intention to conduct the same.

     2.2.4 Consents and Approvals. Except for written notification to Patterson’s lenders and as required by HSR, no consent, approval or authorization of, or filing of a registration with, any governmental or regulatory authority, or any other person or entity is required to be made or obtained by Buyer in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

     2.2.5 Finder’s Fee. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by the Buyer and its counsel directly with the Sellers and their counsel without the intervention of any other person in such a manner as to give rise to any valid claim against any of the parties hereto for a brokerage commission, finder’s fee or any similar payments.

ARTICLE 3

OBLIGATIONS PENDING CLOSING DATE

     3.1 Agreements of Parent and Sellers. Each of the Sellers agrees, unless it obtains the written consent of Buyer, that from the date hereof to the Closing Date, it will, and Parent agrees to cause the Sellers to:

     3.1.1 Maintenance of Present Business. Operate its business only in the usual, regular, and ordinary manner so as to maintain the goodwill it now enjoys and, to the extent consistent with such operation, use all reasonable efforts to preserve intact its relationships with customers, suppliers, jobbers, distributors and others having business dealings with it;

     3.1.2 No Sale. Not transfer, sell or otherwise convey or dispose of any Asset.

     3.1.3 Maintenance of Assets. Make no material change in the Assets and at its expense, maintain all of the Assets in customary repair, order, and condition, reasonable wear and tear excepted;

     3.1.4 Purchased Contracts. Comply with the Purchased Contracts and, other than in the ordinary course of business and consistent with past practices, not amend or modify any Purchased Contract; provided that no such amendment or modification shall extend a Purchased Contract for more than thirty days beyond the later of the Closing Date or the termination date specifically stated therein on the date hereof or change any provision thereof relating to termination or the right to terminate.

     3.1.5 Compliance with Law. Duly comply in all material respects with all laws applicable to it and to the conduct of its business;

     3.1.6 Inspection. Permit the Buyer and its officers and authorized representatives, during normal business hours, to inspect its records and to consult with its officers, employees, attorneys, and agents for the purpose of determining the accuracy of the representations and warranties hereinabove made and the compliance with covenants contained in this Agreement. Sellers will also furnish to Buyer copies of all manuals and maintenance and similar records in Sellers’ possession or control relating to the Assets. Buyer agrees that it and its officers and representatives shall hold all data and information obtained with respect to the Sellers in confidence in accordance with the terms of the Confidentiality Agreement previously entered into by Buyer and the Sellers, and Buyer further agrees that it will not use such data or information or disclose the same to others, except to the extent such data or information either are, or become, published or a matter of public knowledge.

     3.1.7 No New Contracts. Not enter into any new contracts or agreements related to the Assets, except contracts to drill on a daywork basis entered into in the ordinary course of business, consistent with past practices and with terms not lasting more than 30 days.

     3.1.8 Notice of Changes. Promptly notify Buyer of any change in circumstances that would make any representation or warranty untrue if such circumstances existed on the date of execution of this Agreement.

     3.1.9 Maintenance of Insurance. Maintain the current insurance upon all the Assets.

     3.2 Supplemental Information. The parties acknowledge and agree that Sellers shall have the continuing right until the Closing Date to provide Buyer promptly with such additional supplemental information of which Sellers become aware after the date of this Agreement (collectively, the “Supplemental Information”) in the form of (i) amendments to then existing schedules to this Agreement (“Schedules”) or (ii) additional Schedules, as would be necessary to make each of those representations and warranties true and correct as of the Closing Date; provided, however, that Buyer shall be entitled to use such Supplemental Information so provided to determine with respect to all representations and warranties if a Material Adverse Effect has occurred.

     3.3 Regulatory and Other Authorizations. Each party hereto agrees to use its reasonable best efforts to obtain all authorizations, consents, orders and approvals of federal, state, local and foreign regulatory bodies and officials and non-governmental third parties that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, and each party will cooperate fully with the other parties in promptly seeking to obtain all such authorizations, consents, orders and approvals. Without limitation, each of the Sellers and the Buyer shall make an appropriate filing of a Notification and Report Form pursuant to HSR within five business days of the execution and delivery of this Agreement. Each such filing shall request early termination of the waiting period imposed by HSR. Nothing herein shall be construed to require any of Parent, Sellers, Buyers or Patterson to agree to any divestiture of assets or limitations on its operations.

ARTICLE 4

CONDITIONS PRECEDENT TO OBLIGATIONS

     4.1 Conditions Precedent to Obligations of Buyer. The obligation of Buyer to consummate and effect the transactions hereunder shall be subject to the satisfaction of the following conditions, or to the waiver thereof by Buyer in the manner contemplated by Section 5.4 hereof before the Closing Date.

     4.1.1 Representations and Warranties of each of the Parent and Sellers True at the Closing Date. The representations and warranties of each of the Parent and Sellers herein contained shall be true as of and at the Closing Date with the same effect as though made at such date, except (i) as affected by transactions permitted or contemplated by this Agreement, and (ii) for breaches of such representations and warranties which in the aggregate would not be reasonably likely to result in a Material Adverse Effect on the Assets; each of the Sellers shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by each of the Sellers before the Closing Date; and each of the Sellers shall have delivered to the Buyer a certificate dated the Closing Date and signed by its respective chief executive officer or its president and by its chief financial officer or accounting officer and its secretary to both such effects.

     4.1.2 No Material Litigation. No suit, action or other proceeding shall be pending or, to any of the Parent’s or Sellers’ knowledge, threatened before any court or governmental agency in which it will be or it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

     4.1.3 Consent of Certain Parties in Privity with the Sellers. The parties to any Purchased Contracts, the holders of any material indebtedness of either of the Sellers, the lessors of any material property leased by either of the Sellers and any other material agreements to which either of the Sellers as a party shall, to the extent necessary in the reasonable opinion of the Buyer, have consented to the transactions contemplated hereby.

     4.1.4 HSR. All waiting periods required by HSR shall have expired with respect to the transactions contemplated by this Agreement or early termination with respect thereto shall have been obtained. In addition, any approvals required under any state laws comparable to HSR shall have been obtained.

     4.1.5 Secretary’s Certificates. Each of the Sellers shall deliver a secretary’s certificate, which certificate shall have all corporate, partnership and charter documents, as applicable, of such Seller attached thereto and attesting to: (i) the due organization of such Seller; (ii) the due authorization of the transactions contemplated by this Agreement; and (iii) all corporate, partnership or other resolutions adopted by such Seller in connection with the transactions contemplated by this Agreement.

     4.1.6 Termination of Leases. The leases related to the Assets (all of which are described in Schedule 4.1.6) shall have been terminated in such a manner so that the Seller shall own the Assets subject thereto free and clear of the terms of such leases.

     4.2 Conditions Precedent to Obligations of Sellers. The obligations of the Sellers to consummate and effect the transactions hereunder shall be subject to the satisfaction of the following conditions, or to the waiver thereof by the Sellers in the manner contemplated by Section 5.4 before the Closing Date.

     4.2.1 Representations and Warranties of the Buyer True at the Closing Date. The representations and warranties of the Buyer herein contained shall be true as of and at the Closing Date with the same effect as though made at such date, except (i) as affected by transactions permitted or contemplated by this Agreement, and (ii) which breaches of such representations and warranties in the aggregate would not be reasonably likely to result in a Material Adverse Effect; the Buyer shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Buyer on or before the Closing Date; and the Buyer shall have delivered to each of the Sellers a certificate dated the Closing Date and signed by its chief executive officer or its president and by its chief financial officer or accounting officer and its secretary to both such effects.

     4.2.2 No Material Litigation. No suit, action or other proceeding shall be pending or, to the Buyer’s knowledge, threatened before any court or governmental agency in which it will be or it is sought to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

     4.2.3 HSR. All waiting periods required by HSR shall have expired with respect to the transactions contemplated by this Agreement or early termination with respect thereto shall have been obtained. In addition, any approvals required under any state laws comparable to HSR shall have been obtained

     4.2.4 Secretary’s Certificates. Buyer shall deliver a secretary’s certificate, which certificate shall have all corporate and charter documents of Buyer attached thereto and attesting to: (i) the due organization of the Buyer; (ii) the due authorization of the transactions contemplated by this Agreement; and (iii) all corporate or other resolutions adopted by Buyer in connection with the transactions contemplated by this Agreement.

ARTICLE 5

TERMINATION AND ABANDONMENT

     5.1 Termination. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated at any time before the Closing Date:

     5.1.1 By Mutual Consent. By mutual written consent of Buyer and each of the Sellers.

     5.1.2 By the Buyer Because of Conditions Precedent. By the Buyer, if any condition set forth in Section 4.1 hereof cannot be met and has not been waived, notwithstanding any investigation made by or on behalf of the Buyer.

     5.1.3 By Sellers Because of Conditions Precedent. By Sellers, if any condition set forth in Section 4.2 hereof cannot be met and has not been waived, notwithstanding any investigation made by or on behalf of Sellers.

     5.1.4 By Buyer Because of Material Adverse Effect. By Buyer, if there has been a Material Adverse Effect on the Assets since the date hereof.

     5.1.5 By Buyer or the Sellers Because of Legal Proceedings. By Buyer or the Sellers if any suit, action, or other proceeding shall be pending or threatened by the federal or a state government before any court or governmental agency, in which it is sought to restrain, prohibit, or otherwise affect the consummation of the transactions contemplated hereby.

     5.1.6 By Buyer or the Sellers if Transaction is not Effective. By Buyer or the Sellers if the transactions contemplated hereby shall not have become effective on or before the expiration of the 10th business day following termination of the HSR review period.

     5.2 Termination by Board of Directors. An election of Buyer or the Sellers to terminate this Agreement shall be exercised on behalf of Buyer or the Sellers by its board of directors or similar governing authority.

     5.3 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to and in accordance with the provisions of Section 5.1 hereof, this Agreement shall become void and have no force or effect, without any liability on the part of any party hereto (or the stockholders, partners or controlling persons or directors or officers of any party hereto); provided the foregoing shall not relieve any party hereto from any liability for damages incurred as a result of a breach by such party of its representations, warranties, covenants and agreements hereunder occurring before such termination.

     5.4 Waiver of Conditions. Subject to the requirements of any applicable law, any of the terms or conditions of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, by action taken by its board of directors, its general partner, the executive committee of its board of directors or its chief executive officer. No waiver of a particular term or condition of this Agreement shall constitute a waiver of any other term or condition.

ARTICLE 6

ADDITIONAL AGREEMENTS

     6.1 Employees. Schedule 6.1 hereto is a complete and accurate listing of all employees of each of the Sellers that devote their full time and effort in the operation of the Assets (the “Employees”). Each of the Sellers will use its reasonable efforts to make all of its Employees available for hire by the Buyer or its affiliates, and the Buyer agrees to hire all of such Employees (other than the Employees listed on Schedule 6.1(a)) on the Closing Date, subject to such Employees meeting Buyer’s standard employment eligibility requirements and mutual agreement between such Employees and Buyer as to their compensation levels. All such Employees hired by the Buyer are herein referred to as the “Transferred Employees”. Buyer shall have no liability or obligation with respect to the compensation of any Employee or any employee benefits of any Employee, including without limitation, any bonuses, health benefits or IRA contributions, except for (i) the compensation and those benefits that accrue pursuant to such Employees’ employment with Buyer after the Closing Date and (ii) the Retention Bonuses. Each of the Sellers shall cooperate with the Buyer in connection with any offer of employment from the Buyer to the Employees and use their reasonable efforts to cause the acceptance of any and all such offers. Notwithstanding any other provisions of this Agreement, this Section 6.1 shall not be deemed to create any right or claim for the benefit of, and shall not be enforceable by, any person that is not a party to this Agreement.

     6.2 Trademarks. The Buyer shall, within 30 days of the Closing Date, remove or cover over all trademarks, trade-names and other marks associated with the Sellers or their affiliates on the Assets and will refrain from using any of such intellectual property for any purpose.

     6.3 Further Assurances. From time to time, as and when requested by any party hereto, any other party hereto shall execute and deliver, or cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as may be reasonably necessary to effect the transactions contemplated hereby.

     6.4 Public Announcements. Except as mutually agreed or as may be required by applicable law, neither Buyer or the Sellers, nor any of their respective affiliates or agents shall issue any press release or public announcement regarding the execution of this Agreement or the transactions contemplated thereby.

     6.5 No Solicitation. Parent and Sellers agree that for a period of one year after the Closing that they will not and will cause their affiliates not to solicit for hire any person employed by Buyer in connection with the ownership, use or operation of the Assets.

     6.6 Taking Possession of Certain Assets. The Buyer and Sellers acknowledge that some of the Assets will be located on the Sellers’ premises on the Closing Date. The Sellers hereby grant the Buyer a noncancellable license to use the Sellers’ premises on which such

Assets are located as of the Closing Date for the storage of such Assets for a period not to exceed 30 days from the Closing Date, during which time the Buyer will make arrangements for taking possession of such Assets and removing them from the Sellers’ premises. During such 30 day period, the Sellers will make the Assets stored on Sellers’ premises available to Buyer during normal business hours. The removal of such Assets from the Buyer’s premises shall be at the Buyer’s sole cost, expense and risk. The license granted hereunder is in consideration of the Purchase Price and the representations, warranties and covenants of the Buyer hereunder, and no separate compensation shall be paid to the Seller for the granting of such license.

     6.7 Payment of Sales Taxes. Buyer shall pay any applicable sales or use taxes that apply to its purchase of the Assets directly to the appropriate taxing authority.

     6.8 Termination of Leases. The Parent and Sellers shall take all action necessary to terminate all the leases related to the Assets including those identified on Schedule 4.1.6, so as to satisfy the condition to Closing set forth in Section 4.1.6.

     6.9 Environmental Inspection. Parent and Sellers agree to give to Buyer, its employees and agents access to the Real Property and all records related thereto so that Buyer can conduct, itself or through its agents, a Phase I environmental study on the Real Property. Upon completion of the study and receipt of the report by Buyer, if Buyer determines in the exercise of its sole judgment that the acquisition of any or all of the Real Property creates a risk to Buyer of liability, cleanup costs or other obligations related to the condition of the Real Property, Buyer may exclude such Real Property from the Assets; provided however, that the Buyer’s election to exclude any or all of such Real Property shall not reduce the Purchase Price.

     6.10 WARN Act. Buyer shall be liable for any liability and notice requirement, if any, under the Workers Adjustment Retraining and Notification Act (and the rules and regulations promulgated thereunder) with respect to any Transferred Employee from and after the Closing Date. During the six month period following the Closing Date, Sellers shall give notice of the termination, by the close of business on the date of such termination, of any Employee that is not a Transferred Employee who before the Closing Date worked at Yards 106 and 108 as identified on Schedule 6.1. During the six month period following the Closing Date, Buyer shall give notice of the termination, by the close of business on the date of termination, of any Transferred Employee working at Yards 106 and 108 as identified on Schedule 6.1.

     6.11 Closing in the Event of HSR Early Termination. In the event that the parties receive notice of the early termination of the HSR waiting period on or before December 27, 2004, the parties will use reasonable commercial efforts to cause the Closing to occur on or before December 31, 2004.

ARTICLE 7

INDEMNIFICATION

     7.1 Indemnification by each of the Parent and Sellers. The Buyer and its affiliates, officers, directors, employees, agents, partners and stockholders (collectively, the “Buyer Indemnified Parties”), shall be indemnified by each of the Parent and Sellers jointly and severally against and with respect to any and all claims, costs, damages, losses, expenses, obligations, liabilities, recoveries, suits, causes of action and deficiencies, including interest, fines, penalties and reasonable fees and expenses of attorneys, consultants and experts (collectively, the “Damages”) that the Buyer Indemnified Parties shall incur or suffer, which arise, result from or relate to (i) any breach by Parent or any of the Sellers of their representations or warranties under or pursuant to this Agreement; (ii) any breach of any material covenant or agreement in this Agreement; (iii) the interference with the use and operation of the Assets as a result of the Ector County tax assessment referred to in Schedule 2.1.3; or (iii) the Retained Liabilities.

     7.2 Indemnification by Patterson and Buyer. Each of the Sellers and their affiliates, officers, directors, employees, agents, partners and stockholders (collectively, the “Sellers’ Indemnified Parties”) shall be indemnified by Patterson and Buyer against any and all Damages that the Sellers’ Indemnified Parties shall incur or suffer, which arise, result from or relate to (i) any breach of any of Patterson and Buyer’s representations or warranties under or pursuant to of this Agreement; (ii) any breach of any material covenant or agreement in this Agreement; (iii) a failure of Buyer to pay any Taxes that Buyer is required to pay pursuant to Section 6.7 ; (iv) any liability arising pursuant to the Buyer’s obligations under Section 6.10 or (iv) the Assumed Liabilities.

     7.3 Indemnification Procedure. If any party hereto discovers or otherwise becomes aware of an indemnification claim arising under Sections 7.1 or 7.2 of this Agreement, such indemnified party shall give written notice to the indemnifying party, specifying such claim, and may thereafter exercise any remedies available to such party under this Agreement; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of any obligations hereunder, to the extent the indemnifying party is not materially prejudiced thereby. Further, promptly after receipt by an indemnified party hereunder of written notice of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to Sections 7.1 or 7.2 hereof, such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party, give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of any obligations hereunder, to the extent the indemnifying party is not materially prejudiced thereby. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after such notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof unless the indemnifying party has failed to assume the defense of such claim and to employ counsel reasonably satisfactory to such indemnified person. An indemnifying party who elects not to assume the defense of a claim shall not be liable for the fees and expenses of more than one counsel in any single jurisdiction for all parties indemnified by such indemnifying party with respect to such claim or with respect to claims separate but similar or related in the same jurisdiction arising out of the same general allegations. Notwithstanding any of the foregoing to the contrary, the indemnified party will be entitled to select its own counsel and assume the defense of any action brought against it if the indemnifying party fails to select counsel reasonably satisfactory to the indemnified party, the expenses of such defense to be paid by the indemnifying party. No indemnifying party shall consent to entry of any judgment or enter into any settlement with respect to a claim without the consent of the indemnified party, which consent shall not be unreasonably withheld, or unless such judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability with respect to such claim. No indemnified party shall consent to entry of any judgment or enter into any settlement of any such action, the defense of which has been assumed by an indemnifying party, without the consent of such indemnifying party, which consent shall not be unreasonably withheld or delayed.

     7.4 Limitation on Damages. Notwithstanding anything in this Agreement to the contrary, neither Parent nor Sellers shall be liable to any of the Buyer Indemnified Parties and neither Patterson nor Buyer shall be liable to any of the Seller Indemnified Parties for the cumulative costs of any Damages suffered or incurred by the Buyer Indemnified Parties or the Seller Indemnified Parties, as the case may be, as a result of a breach of a representation or warranty under or pursuant to this Agreement until the Liability Exception (hereinafter and defined) is exceeded; provided however, that to the extent there are Damages, suffered or incurred arising out of one or more events, equal to the Liability Exception, then the party entitled to indemnification shall be indemnified for the total amount of such Damages. The aggregate amount of any Damages owed by Parent or the Sellers, collectively, to the Buyer Indemnified Parties or by Patterson or Buyer, collectively, to the Seller Indemnified Parties, shall not exceed the Purchase Price.

     7.5 Liability Exception. For purposes of this Section, the term “Liability Exception” means $100,000.

     7.6 Exclusive Remedy. From and after the date hereof, the indemnification under Sections 7.1 and 7.2 shall be the exclusive remedies for monetary damages that may be asserted under this Agreement or in connection with the transactions contemplated herein. In addition, indemnification under Sections 7.1 and 7.2 in connection with a breach of a representation or warranty shall be available only if such representation or warranty was not true as of the Closing Date. Notwithstanding any provision of the contrary contained herein, each of the parties to this Agreement hereby waives any right to recover special, punitive or exemplary damages for any claim asserted against the other; provided that this shall not limit the right of an Indemnified Party to recover special, punitive or exemplary damages payable to a third party for which the Indemnified Party is entitled to indemnity hereunder. Nothing in this Section 7.6 shall limit the availability of equitable remedies, such as specific performance, to enforce the provisions of this Agreement.

ARTICLE 8

MISCELLANEOUS

     8.1 Materiality. “Material Adverse Effect” when used in this Agreement, shall mean any material adverse effect on the business, operations, assets or financial condition, or results of operations of the party or parties at issue or on a parties ability to consummate its obligations as contemplated by this Agreement.

     8.2 Survival of Representations, Warranties and Covenants. All representations, warranties, covenants and agreements made by the parties hereto shall terminate 18 months following the Closing Date, except as to the representations and warranties contained in (i) Section 2.1.3 (“Taxes”), which shall continue and survive for the full period of the applicable statute of limitations (giving effect to any waiver or extension thereof); (ii) Section 2.1.4 with respect to title to the Assets, which shall continue and survive indefinitely; and (iii) Section 2.1.5 with respect to inspection of the Assets and limitations on the Sellers’ warranties with respect thereto, which shall continue and survive indefinitely. All claims for indemnification by any party hereto with respect to a breach of a representation or warranty must be asserted in writing with specificity before the expiration of the applicable survival period.

     8.3 Entirety. This Agreement embodies the entire agreement among the parties with respect to the subject matter hereof, and all prior agreements between the parties with respect thereto are hereby superseded in their entirety.

     8.4 Counterparts. Any number of counterparts of this Agreement may be executed and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one instrument.

     8.5 Notices and Waivers. Any notice or waiver to be given to any party hereto shall be in writing and shall be delivered by courier, sent by facsimile transmission or first class registered or certified mail, postage prepaid, return receipt requested:

If to Sellers:

Addressed to:	With a copy to:

Key Energy Services, Inc.	Porter & Hedges, L.L.P.
6 Desta Drive	700 Louisiana, 35th Floor
Midland, Texas 79705	Houston, Texas 77210-4744
Attn: General Counsel	Attn: Samuel N. Allen
Facsimile: (432) 571-7537	Facsimile: (713) 226-0229

If to Buyer:

Addressed to:	With a copy to:

Patterson-UTI Energy, Inc.	Fulbright & Jaworski L.L.P.
4510 Lamesa Highway	1301 McKinney, Suite 5100
P. O. Box Drawer 1416	Houston, TX 77010-3095
Snyder, Texas 79549	Attention: Michael W. Conlon
Attention: Chief Executive Officer	Telephone: (713) 651-5427
Telephone (325) 574-6300	Facsimile: (713) 651-5246
Facsimile (325) 574-6307

     Any communication so addressed and mailed by first-class registered or certified mail, postage prepaid, with return receipt requested, shall be deemed to be received on the third business day after so mailed, and if delivered by courier or facsimile to such address, upon delivery during normal business hours on any business day.

     8.6 Limitations on Assignment. Notwithstanding any other provision hereof, this Agreement shall neither constitute nor require an assignment by Sellers of any Purchased Contract or other right if any attempted assignment of the same without the consent of any party would constitute a breach thereof or a violation of any law or any judgment, decree, order, writ, injunction, rule or regulation of any governmental entity unless and until such consent shall have been obtained. In the case of any such Purchased Contract that cannot be effectively transferred to Buyer without such consent (a “Consent Required Contract”), the Sellers agree that between the date hereof and the Closing Date they will use their reasonable commercial efforts to obtain or cause to be obtained the necessary consents to the transfer of Consent Required Contract. In the event that the Sellers shall have failed prior to the Closing Date to obtain consents to the transfer of Consent Required Contract and Buyer shall have waived the conditions set forth in Section 4.1.3, the terms of this Section 8.6 shall govern the transfer of the benefits of each Consent Required Contract. The Sellers and Buyer shall use their reasonable commercial efforts after the Closing Date to obtain any required consent to the assignment to, and assumption by, Buyer of such Consent Required Contract that is not transferred to Buyer at the Closing (a “Nonassigned Contract”). With respect to the Nonassigned Contracts that are not assignable by the terms thereof or for which consents to the assignment thereof cannot be obtained as provided herein, such Nonassigned Contracts shall be held by Sellers in trust for Buyer and after the Closing Date shall be performed by Buyer in the name of Sellers, at Buyer’s sole cost, risk and expense, and all benefits and obligations derived thereunder shall be for the account of Buyer; provided, however, that where entitlement of Buyer to such Nonassigned Contracts hereunder is not recognized by any third party, such Sellers shall, at the request of Buyer, enforce in a reasonable manner, at the cost of and for the account of Buyer, any and all rights of the Sellers against such third party. Buyer shall indemnify Sellers in respect of Buyer’s performance or failure to perform any obligation, duty or liability in connection with such Nonassigned Contracts.

     8.7 No Negotiation. Until such time, if any, as this Agreement is terminated pursuant to Article 5, Parent and Sellers will not, nor will any of them permit any of their respective representatives to, directly or indirectly, solicit, initiate or encourage any inquiries, offers or proposals from, discuss or negotiate with or execute any agreement with or provide any information to, any person or entity (other than Purchaser) relating to any transaction involving the sale of the Assets or of any of the capital stock or any other equity securities of Sellers, or any merger, consolidation, business combination, liquidation, recapitalization, dissolution or similar transaction involving Sellers (collectively, “Sale Proposals”), or any other transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement or that could reasonably be expected to materially dilute the benefits to Purchaser of the transactions contemplated by this Agreement. If any such inquiries or Sale Proposals are received by, or any such information is requested from or any such negotiations or discussions are sought to be initiated with, Parent or Sellers, then Parent and Sellers will promptly notify Purchaser of the nature, terms and status of the foregoing and the identity of the inquiring party and provide Purchaser with a copy of all written materials provided in connection with such Sale Proposal. Until such time, if any, as this Agreement is terminated pursuant to Article 5, neither Parent nor Sellers will accept any Sale Proposal from any Person or entity other than Purchaser.

     8.8 Convenience of Forum; Consent to Jurisdiction. The parties to this Agreement hereby consent to and subject themselves to the jurisdiction of the United States District Court for the Southern District of Texas, and in the event such court is not available to the parties, to the courts of the State of Texas located in Harris County, Texas, with respect to any matter arising under this Agreement. Service of process, notices and demands of such courts may be made upon any party to this Agreement by personal service at any place where it may be found or giving notice to such party as provided in this Agreement.

     8.9 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.10 Table of Contents and Captions. The table of contents and captions contained in this Agreement are solely for convenient reference and shall not be deemed to affect the meaning or interpretation of any article, section, or paragraph hereof.

     8.11 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

     8.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.

     8.13 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the applicable laws of the State of Texas.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, each of the Parent and Sellers has executed this Agreement, and the Buyer has caused this Agreement to be signed in its name by its duly authorized representative, all as of the day and year first above written.

BUYER:

PATTERSON-UTI DRILLING COMPANY LP, LLLP

By:	Patterson (GP) LLC

By:	/s/ Jonathan D. Nelson

Name:	Jonathan D. Nelson

Title:	VP CFO

PATTERSON

PATTERSON-UTI ENERGY, INC.

By:	/s/ John E. Vollmer III

Name:	John E. Vollmer III

Title:	Senior Vice President - Corp Development

SELLERS:

KEY ENERGY DRILLING, INC.

By:	/s/ Richard J. Alario

Richard J. Alario, Vice President

KEY ROCKY MOUNTAIN, INC.

By:	/s/ Richard J. Alario

Richard J. Alario, Vice President

KEY FOUR CORNERS, INC.

By:	/s/ Richard J. Alario

Richard J. Alario, Vice President

KEY ENERGY DRILLING BENEFICIAL, L.P.

By:	Key Energy Drilling, Inc., General Partner

By:	/s/ Richard J. Alario

Richard J. Alario, Vice President

PARENT

KEY ENERGY SERVICES, INC.

By:	/s/ Richard J. Alario

Richard J. Alario, President and Chief Executive Officer

Schedules are omitted in accordance with Item 601(b)(2) of Regulation S-K.

Schedules will be provided by Patterson-UTI Energy, Inc. to the Securities and Exchange Commission upon request.